Exhibit 4.2

Consent of Independent Auditors

The Board of Directors of Canadian Western Bank

We, KPMG LLP, consent to the use of our report dated December 7, 2023 on the consolidated financial statements of Canadian Western Bank (the Entity), which comprise the consolidated balance sheets as at October 31, 2023 and October 31, 2022, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, which is included in the Registration Statement on Form F-80 dated July 26, 2024 of National Bank of Canada (Registration Statement) and to the reference to our firm under the heading “Interest of Experts” in the Circular that is included in the Registration Statement.

/s/ KPMG LLP

Chartered Professional Accountants

July 26, 2024

Edmonton, Canada